EXHIBIT 99.7

                                 PERDIGAO S. A.
                          CNPJ N(0) 01.838.723/0001-27
                                 PUBLIC COMPANY

       MINUTES OF THE 10TH/2004 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November 26th, at 11:00 p.m., at Av. Escola Politecnica, 760, Sao Paulo, SP. QUORUM: Absolut majority of the Members. ON MOTION: Eggon Joao da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) AUTHORIZATION TO EXTEND AN AVAL TO A CONTROLLED
COMPANY: The Board approved and authorized the extension of an aval to the wholly-owned Perdigao Agroindustrial S.A upon entering into a financing with Banco Nacional de Desenvolvimento Economico e Social - BNDES for the IV Expansion Project (2002/2003), in the amount of R$50,124,000,00, approved by the Excecutive Board of the Company on 09.27.04 Decision Dir. Nr.766/2004 .
TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon Joao da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco de Oliveira Filho; Jaime Hugo Patalano; Luis Carlos Fernandes Afonso; Adezio de Almeida Lima; Francisco Ferreira Alexandre; Wilson Carlos Duarte Delfino. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n(0) 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 119).



                           NEY ANTONIO FLORES SCHWARTZ
                                    SECRETARY